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                                                                   EXHIBIT 17(h)


                           MEMORANDUM OF UNDERSTANDING

         The undersigned parties to the actions captioned Glover v. United Foods, Inc., et al., Civil Action No. 17006, and Strougo v. Tankersley, et al., Civil Action No. 17137 (the "Actions"), now pending in the Court of Chancery of the State of Delaware, by their respective attorneys, have reached an agreement in principle providing for the settlement of the Actions on the terms and subject to the conditions set forth below.

                                    WHEREAS:

         On September 16, 1998, United Foods, Inc. ("United Foods" or the "Company") announced that it had received an offer from defendants James I. Tankersley, James W. Tankersley, Edna W. Tankersley, Kelle T. Northern and Darla
T. Darnall (collectively the "Jim Tankersley Family"), who collectively owned approximately 61% of class B stock of United Foods, to buy all of the outstanding shares of United Foods for $3.00 per share (the "Proposed Acquisition").

         After receiving the $3.00 per share offer, United Foods created a special committee (the "Special Committee") composed of two directors of the Company who, except in their capacity as directors of the Company, are not directors, officers, employees or affiliates of United Foods or members of the Jim Tankersley Family or any entity controlled by the Jim Tankersley Family. The Special Committee was directed to determine the advisability and fairness to the public shareholders of the Proposed Acquisition and to make recommendations to the board of directors of United Foods.

         In early November 1999, Robert Strougo, a common shareholder of United Foods, telephoned the Company to express his concern that the $3.00 per share price was inadequate. By letter dated November 30, 1998, Strougo reiterated his statements.



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         During November and December, the Special Committee and its
professional advisors were engaged in negotiations with the Jim Tankersley Family. As a result of its negotiations with the Special Committee, the Jim Tankersley Family indicated its willingness to increase its offer to $3.50 per share for all of the outstanding shares of United Foods, provided it could reach agreement on all other material terms. During the course of negotiations, the Jim Tankersley Family considered insisting on changes to various terms of the proposed transaction that had previously been acceptable to it, including the $3.50 price. The Jim Tankersley Family believed that $3.00 per share was a fair price for United Foods' publicly held shares given the Company's poor earnings growth prospects in light of industry-wide business conditions, the need for continuing capital expenditures to remain competitive, and the lack of liquidity in the trading markets for the common stock. Additionally, the $3.00 offer represented a 20% premium to the price prior to the offer. The Company did not disclose publicly the substance of those discussions at that time.

         On March 8, 1999, another shareholder, Rolfe Glover, filed an action in Delaware Court of Chancery, New Castle County, challenging the Proposed Acquisition and the $3.00 per share price. In particular, the complaint alleged, inter alia, that the members of the Jim Tankersley Family, with the acquiescence of the other directors of United Foods, had engaged in self-dealing, had breached their obligations of good faith/fair dealing and that $3.00 per share was not a fair price for the publicly held shares of United Foods. The suit was brought as a class action on behalf of all shareholders of United Foods (except defendants and their affiliates ) and named as defendants United Foods and members of its board of directors. The complaint requested an injunction prohibiting the filed Proposed Acquisition, damages, and other relief.

         On May 3, 1999, Strougo filed a complaint against United Foods and its directors in



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the Delaware Court of Chancery, which, like the Glover action, sought class action status, challenged the Proposed Acquisition and requested injunctive and other relief.

         The existence of the Actions was an important factor in the Jim Tankersley Family's determination to finally accept the $3.50 per share merger consideration along with other terms of the agreement. On May 10, 1999, the Special Committee recommended that the board of directors of United Foods approve the merger agreement ("Merger Agreement") pursuant to which UF Acquisition Corp., an entity controlled by the Jim Tankersley Family, would be merged with and into United Foods (the "Merger") and the public shareholders of United Foods would receive the merger consideration of $3.50 per share. On May 14, 1999, the board of directors of United Foods, based upon the recommendation of the Special Committee, voted to approve the Merger Agreement.

         Plaintiffs' counsel has negotiated at arms'-length with counsel for defendants to settle the Actions on the terms set forth below.

         Plaintiffs' counsel has determined that a settlement of the Actions in principle on the terms reflected in this Memorandum of Understanding is fair, reasonable and adequate and in the best interests of the public stockholders of United Foods.

         The parties having reached an agreement in principle providing for the settlement of the Actions on the following items:

         NOW, THEREFORE, THE PARTIES HERETO AGREE:

         1. The Jim Tankersley Family acknowledges that pressure exerted by Strougo and the existence of the Actions contributed to the final terms of the Merger Agreement, including the $3.50 per share merger consideration.

         2. United Foods has provided to plaintiffs' counsel the preliminary proxy



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statements filed by United Foods with the Securities and Exchange Commission on
June 8, 1999 and July 21, 1999 regarding the Merger Agreement. Defendants have incorporated a number of plaintiffs' counsel's revisions and additions and will consider such further revisions and additions as may be suggested.

         3. The settlement contemplated herein shall be conditioned upon plaintiffs' counsels' determination, based on the satisfactory completion of confirmatory discovery (including the production of documents and the taking of depositions), that the settlement is fair and reasonable and upon consummation of the Merger.

         4. United Foods will bear the cost of notice to the class members in connection with the settlement of the Actions and the settlement hearing.

         5. The undersigned parties will attempt in good faith to agree upon and to execute an appropriate stipulation of settlement and such other documentation as may be required in order to obtain court approval of the settlement of the Actions upon the terms set forth in this Memorandum of Understanding. The stipulation of settlement will expressly provide, inter alia, that all defendants have denied, and continue to deny, that they have committed any violations of law and that they are entering into the stipulation solely because the proposed settlement would eliminate the burden and expense of further litigation. The stipulation of settlement will provide for a release of all claims of the stockholders of United Foods, whether known or unknown, against defendants or any of their present or former officers, directors, agents, attorneys, financial advisors, commercial bank lenders, investment bankers, insurance providers, representatives, affiliates, associates, parents, subsidiaries, general and limited partners and partnerships, heirs, executors, administrators, successors and assigns, whether under state or federal law, and whether directly, derivatively,



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representatively or in any other capacity, in connection with, or that arise out of the subject matter of the Actions, the Merger and the Merger Agreement (including, without limitation, the negotiation and consideration of the Merger and the Merger Agreement and all actions taken in furtherance thereof), and the fiduciary or disclosure obligations of any of the defendants (or persons to be released) with respect to any of the foregoing.

         6. For purposes of settlement of the Actions, consistent with the terms of this Memorandum of Understanding, plaintiffs will petition the Court in connection with the stipulation of settlement for certification of a class (the "Class)" pursuant to Chancery Court Rules 23(b)(1) and (b)(2), consisting of common stockholders of United Foods (exclusive of defendants and their affiliates) or their successors in interest or transferees, immediate and remote who owned United Foods common stock as of September 16, 1998 (the date that the Proposed Acquisition was publicly announced), or at any time through the date of completion of the Merger (the "Class"). Defendants will consent to such petition solely in connection with the settlement.

         7. The undersigned parties will present the settlement agreement to the Court for approval as soon as practicable and will use their best efforts to obtain final court approval of the settlement and the dismissal of the Actions with prejudice and without cost to any party, except as provided in paragraphs 4 and 8.

         8. Plaintiffs' counsel intends to apply to the Court for an award of attorneys' fees and reasonable expenses. Subject to the terms and conditions of this Memorandum Of Understanding and the contemplated stipulation of settlement, plaintiffs' counsel will apply for an award of fees and expense in an amount not to exceed $250,000, which defendants and other releasees will not oppose, to be paid by United Foods to Abbey, Gardy & Squiteri, LLP, as receiving



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agents for plaintiffs' counsel within five (5) business days of Final Court
Approval of the settlement. As used herein, "Final Court Approval" of the settlement means that the Delaware Court of Chancery has entered an order approving the settlement and that such order is finally affirmed on appeal or is not longer subject to appeal and the time for any petition for reargument, appeal or review, by certiorari or otherwise, has expired.

         9. Consummation of the settlement is subject to the drafting and execution of an appropriate stipulation of settlement and such other documentation as may be required, final court approval of the settlement (as to be defined in the stipulation of settlement), and dismissal of the Actions with prejudice and each party to bear its own costs (except for the costs set forth in paragraphs 4 and 8 above). The settlement contemplated by this Memorandum of Understanding will not be binding upon any party until an appropriate stipulation of settlement has been signed and final court approval of the settlement and the dismissal of the Actions with prejudice and each party to bear its own costs (except for the costs set forth in paragraphs 4 and 8 above) has been obtained. This Memorandum of Understanding shall be null and void and of no force and effect should any of these conditions not be met and, in that event, this agreement shall not be deemed to prejudice in any way the positions of the parties with respect to the Actions.


ROSENTHAL, MONHAIT, GROSS                MORRIS, NICHOLS, ARSHT
  & GODDESS, P.A.                          & TUNNELL

/s/ Norman M. Monhait                    /s/ Jessica Zeldin
------------------------------------     ---------------------------------------
Norman M. Monhait                        Alan J. Stone
Mellon Bank Center, Suite 1401           Jessica Zeldin
919 N. Market Street                     1201 N. Market Street
P.O. Box 1070                            P.O. Box 1347
Wilmington, DE 19801                     Wilmington, DE 19899-1347



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(302) 656-4433                           (302) 658-9200
On Behalf of All Plaintiffs              Attorney for Defendants
                                         James W. Tankersley, Kelle T. Northern,
                                         Edna W. Tankersley, Darla T. Darnall
                                         and James L. Tankersley

RICHARDS, LAYTON & FINGER                BOUCHARD, MARGULES,
                                           FRIEDLANDER & MALONEYHUSS

/s/ Peter B. Ladig                       /s/ Joel E. Friedlander
------------------------------------     ---------------------------------------
R. Franklin Balotti                      Joel E. Friedlander
One Rodney Square                        222 Delaware Avenue, Suite 1102
P.O. Box 551                             Wilmington, DE 19801
Wilmington, DE 19899                     (302) 573-3502
(302) 561-7710                           Attorneys for Defendants
Attorney for Defendants                  Julia T. Wells, Thomas A. Hopper, Jr.,
United Foods, Inc., Dr. Joseph A.        Carl W. Gruenewald, II, B.M. Ennis
Geary and John W. Wilder                 and Dan B. Tankersley



Dated: August 9, 1999



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